UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

MASISA S.A.

(Name of Issuer)

Shares of Common Stock, without nominal (par) value

(Title of Class of Securities)

Not applicable *

(CUSIP Number)

August 5, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8.  The shares of common stock of the Company owned by the persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. Not applicable *		13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo Nueva S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,992,948,097

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,992,948,097

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,992,948,097

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 52.8%

12.	Type of Reporting Person (See Instructions) CO

*  ADRs of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8.  The shares of common stock of the Company owned by the persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

CUSIP No. Not applicable *		13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inversiones Forestales Los Andes, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,406,489,402

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,406,489,402

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,489,402

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 24.8%

12.	Type of Reporting Person (See Instructions) CO

*  ADRs of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8.  The shares of common stock of the Company owned by the persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

CUSIP No. Not applicable *		13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VIVA Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Commonwealth of The Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,992,948,097

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,992,948,097

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,992,948,097

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 52.8%

12.	Type of Reporting Person (See Instructions) OO

*  ADRs of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8.  The shares of common stock of the Company owned by the persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

CUSIP No. Not applicable *		13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bamont Trust Company Limited, as Trustee, on behalf of the VIVA Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Commonwealth of The Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,992,948,097

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,992,948,097

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,992,948,097

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 52.8%

12.	Type of Reporting Person (See Instructions) OO

*  ADRs of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8.  The shares of common stock of the Company owned by the persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

CUSIP No. Not applicable *		13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephan Schmidheiny, as Settlor of the VIVA Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,992,948,097

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,992,948,097

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,992,948,097

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 52.8%

12.	Type of Reporting Person (See Instructions) IN

*  ADRs of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8.  The shares of common stock of the Company owned by the persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

CUSIP No. Not applicable *		13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Advisory Committee of the VIVA Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Commonwealth of The Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,992,948,097

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,992,948,097

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,992,948,097

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 52.8%

12.	Type of Reporting Person (See Instructions) OO

*  ADRs of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8.  The shares of common stock of the Company owned by the persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

CUSIP No. Not applicable *		13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Roberto Artavia Loria, as Protector of the VIVA Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,992,948,097

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,992,948,097

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,992,948,097

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 52.8%

12.	Type of Reporting Person (See Instructions) IN

*  ADRs of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8.  The shares of common stock of the Company owned by the persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

Item 1.
	(a)	Name of Issuer Masisa S.A.
	(b)	Address of Issuer’s Principal Executive Offices Avenida Apoquindo 3650, Piso 10 Las Condes, Santiago Chile

Item 2.
(a)

Name of Person Filing

This statement is being filed by Grupo Nueva S.A. (“Grupo Nueva Chile”); Inversiones Forestales Los Andes, S.A. (“Los Andes”); the VIVA Trust; Bamont Trust Company Limited, as Trustee (the “Trustee”) on behalf of the VIVA Trust; Stephan Schmidheiny, as the Settlor (the “Settlor”) of the VIVA Trust; the Advisory Committee (the “Advisory Committee”) of the VIVA Trust; and Roberto Artavia Loria, as Protector (the “Protector”) of the VIVA Trust.

(b)

Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of Grupo Nueva Chile and Los Andes is Avenida Apoquindo No. 3650, Piso 11, Las Condes, Santiago, Chile.

The address of the principal business office of the VIVA Trust, the Trustee and the Advisory Committee is Sandringham House, 83 Shirley Street, Nassau, New Providence, The Bahamas.

The address of the principal business office of the Protector, as of the date of this Schedule 13G, is La Garita de Alajuela, 1 Kilómetro y medio al Oeste del Vivero Procesa #1, P.O. BOX 960-4050, Alajuela , Costa Rica.

The address of the principal business office of the Settlor is c/o Anova AG, Hurdnerstrasse 10, PO Box 1474, 8640 Hurden SZ, Switzerland.

(c)

Citizenship

Each of Grupo Nueva Chile and Los Andes is a corporation organized under the laws of Chile.

The VIVA Trust, the Trustee and the Advisory Committee are organized under the laws of the Commonwealth of the Bahamas.

The Protector on the date of this Schedule 13G is a citizen of Costa Rica.

The Settlor on the date of this Schedule 13G is citizen of Switzerland.

	(d)	Title of Class of Securities Common stock, without nominal (par) value of the Company ("Common Stock").
(e)

CUSIP Number

ADRs of the Company, representing shares of Common Stock, were issued under CUSIP number 574800-10-8.  The shares of Common Stock owned by the persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.  No CUSIP is associated with the Common Stock.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)

Amount beneficially owned:

See Item 9 of each cover page.

As of the date hereof, the persons filing this Schedule 13G beneficially owned an aggregate of 2,992,948,097 shares of the Common Stock, representing 52.8% in the aggregate of the total outstanding Common Stock.  Grupo Nueva Chile and Los Andes hold of record 1,586,458,695  and 1,406,489,402 shares of Common Stock of the Company, respectively.  Grupo Nueva Chile owns 99.9% of the outstanding share capital of Los Andes.

The remaining 47.2% of Masisa’s Common Stock is publicly held in Chile, where it trades on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaíso Stock Exchange, and in the United States where Masisa’s American depositary receipts trade on the New York Stock Exchange.

Grupo Nueva Chile is a wholly owned subsidiary of Foralco Holding, Inc. (“Foralco”). Foralco is a wholly owned subsidiary of Nueva Holding Inc. (“Nueva Holding”), which is a wholly owned subsidiary of Inversiones VIVA Finance S.A., BVI (formerly known as Tigon Finance Ltd., BVI, “VIVA Finance”). Foralco and Nueva Holding are corporations organized under the laws of Panama, and VIVA Finance is a corporation organized under the laws of the British Virgin Islands.

The VIVA Trust is an irrevocable trust established for the benefit of certain charities and charitable purposes. The Trustee, on behalf of the VIVA Trust, owns 100% of the outstanding share capital of VIVA Finance. The Trustee manages the VIVA Trust property as directed by the Advisory Committee.

The Advisory Committee is a committee established as part of the VIVA Trust which must consist of between two and seven members and may only act by majority vote. The Advisory Committee presently has four members. The Advisory Committee, through the Trustee, controls VIVA Finance. The Advisory Committee, as part of the VIVA Trust, was formed and exists within the VIVA Trust.

Pursuant to the terms of the VIVA Trust, the members of the Advisory Committee and the Trustee may be appointed and removed, subject to applicable law, by the Protector. In addition, the Protector casts the deciding vote on any matter voted on by the Advisory Committee in the event of an even cast of votes by its members.  As a result of the Protector’s power to appoint and remove the Trustee and members of the Advisory Committee, and to vote with the Advisory Committee as described above, the Protector may be deemed to indirectly control VIVA Finance and, through VIVA Finance, Masisa.

The Settlor may appoint and remove the Protector subject to applicable law. As a result of his ability to appoint and remove the Protector, the Settlor may be deemed to indirectly control VIVA Finance and, through VIVA Finance, Masisa. Although the Settlor is included as a person filing this Schedule 13G, and is providing the information required by Schedule 13G, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the filing of this Schedule 13G shall not be construed as an admission that the Settlor has (A) direct or indirect voting power which includes the power to vote, or to direct the voting of, and/or (B) direct or indirect investment power which includes the power to dispose, or to direct the disposition of, any shares of Common Stock.

(b) Percent of class: See Item 11 of each cover page and Item 4(a) above.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page and Item 4(a) above.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page and Item 4(a) above.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page and Item 4(a) above.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 9, 2006

GRUPO NUEVA S.A.

By:	/s/ Patrick A. Nielson
Patrick A. Nielson
Director

INVERSIONES FORESTALES LOS ANDES, S.A.

By:	/s/ Patrick A. Nielson
Patrick A. Nielson
Director

VIVA TRUST, by Bamont Trust Company Limited as Trustee

By:	/s/ Brian F. Reilly(1)
Brian F. Reilly as attorney-in-fact for Christian Verling & Rafael Morice, as Directors

BAMONT TRUST COMPANY LIMITED as Trustee of the VIVA Trust

By:	/s/ Brian F. Reilly(1)
Brian F. Reilly as attorney-in-fact for Christian Verling & Rafael Morice, as Directors

ADVISORY COMMITTEE of the VIVA Trust

By:	/s/ Brian F. Reilly(2)
Brian F. Reilly as attorney-in-fact for Peter Fuchs, as Chairman

SETTLOR of the VIVA Trust

By:	/s/ Brian F. Reilly(3)
Brian F. Reilly as attorney-in-fact for Stephan Schmidheiny, as Settlor of the VIVA Trust

PROTECTOR of the VIVA Trust

By:	/s/ Brian F. Reilly(4)
Brian F. Reilly as attorney-in-fact for Roberto Artavia Loria, as Protector Settlor of the VIVA Trust

(1) As Attorney-in-fact for Christian Verling and Rafael Morice, pursuant to Powers of Attorney previously filed with the Securities and Exchange Commission as Exhibits 4.6 and 4.7, respectively, to Amendment No. 4 of Schedule 13D, filed on May 8, 2003, which is hereby incorporated by reference herein.

(2) As Attorney-in-fact for Peter Fuchs, pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission as Exhibit 4.1 to Amendment No. 3 of Schedule 13D, filed on April 14, 2003, which is hereby incorporated by reference herein.

(3) As Attorney-in-fact for Stephan Schmidheiny, pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission as Exhibit 4.2 to Amendment No. 3 of Schedule 13D, filed on April 14, 2003, which is hereby incorporated by reference herein.

(4) As Attorney-in-fact for Roberto Artavia Loria, pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission as Exhibit 4.3 to Amendment No. 3 of Schedule 13D, filed on April 14, 2003, which is hereby incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit No.	Exhibit

1.1	Joint Filing Statement